Letter Agreement

To:	RiverNorth Capital Management, LLC
325 N. LaSalle Street, Suite 645
Chicago, IL 60654

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth Core Opportunity Fund (the “Fund”) pursuant to a Management Agreement dated as of November 29, 2010 (the “Agreement”).

Effective January 31, 2012 through January 31, 2013, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to limit the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses), including amortized offering costs, at 1.60% of the average daily net assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours,

RiverNorth Capital Management, LLC

By:	s/ Brian Schumucker
Print Name: Brian Schumucker
Title: CEO

Acceptance

The foregoing Agreement is hereby accepted.

RIVERNORTH FUNDS

By:	s/ Patrick Galley
Patrick Galley, President